AB 3/12

15048475

"PUBLIC"

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH, D.C. 194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Reserve Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 3750
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Goodill, William E. 216.574.2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LP
(Name – *if individual, state last, first, middle name*)

301 Springside Drive (Address) Akron (City) Ohio (State) 44333 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

"PUBLIC"

OATH OR AFFIRMATION

I, William E. Goodill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Reserve Partners LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CAO/CFO

Title

Notary Public

CHRISTOPHER MURPHY
Notary Public, State of Ohio
My Commission Expires Sept. 19, 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN RESERVE

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2014

WESTERN RESERVE

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2014

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

TABLE OF CONTENTS

Tel: 330-668-9696
Fax: 330-668-2538
www.bdo.com

301 Springside Drive
Akron, OH 44333

Report of Independent Registered Public Accounting Firm

To the Members of
Western Reserve Partners LLC and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated statement of financial condition of Western Reserve Partners LLC and Subsidiary (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Western Reserve Partners LLC and Subsidiary at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 26, 2015

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2014
ASSETS		
Cash	$	1,012,705
Accounts receivable		106,453
Prepaid expenses		111,576
Investments, at fair value		901,856
Property and equipment, at cost less accumulated depreciation of $445,414		127,555
Software, net		19,340
Interest receivable - related parties		67,427
Other assets		10,490
TOTAL ASSETS	$	2,357,402
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$	10,068
Accrued expenses		136,117
Accrued payroll		90,500
Deferred retainer fees		101,667
Deferred rent		101,337
Subordinated notes		100,000
TOTAL LIABILITIES		539,689
MEMBERS' EQUITY		
Controlling interests		1,824,951
Noncontrolling interests		(7,238)
TOTAL MEMBERS' EQUITY		1,817,713
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,357,402

See accompanying notes to consolidated financial statements.

NOTE A – Organization and nature of business

The accompanying financial statements present the consolidated financial position of Western Reserve Partners LLC (WRP) and its 70% owned subsidiary, Western Reserve Valuation Services LLC (WRVS) (collectively, the Company unless otherwise stated). All significant intra-entity transactions and balances have been eliminated.

WRP, located in Cleveland, OH, provides customized investment banking solutions for middle market companies. WRP is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. WRP is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

WRVS, located in Columbus, OH, provides valuation services and financial opinions related to corporate finance transactions, corporate tax planning and compliance, succession planning and wealth preservation, employee stock ownership plans, financial reporting and portfolio/fund valuations. It is a limited liability company organized under the laws of Ohio and began operations in February 2012.

WRP Management, Inc. (WRP Mgmt), a related party through common ownership of the majority member, is the Manager of WRP. WRP Mgmt provides management services to WRP for which it earns a fee as defined in its agreements. WRVS Management LLC (WRVS Mgmt), a related party solely-owned by WRP Mgmt, is the Manager of WRVS. WRVS Mgmt provides management services to WRVS for which it earns a fee as defined in its agreements.

NOTE B – Summary of significant accounting policies

Basis of accounting
The consolidated financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United Stated of America.

Concentration of credit risk
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

Concentration of credit risk, continued
The Company had receivables from three customers at December 31, 2014 that comprised 89% of the accounts receivable balance. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date.

As of December 31, 2014, the Company had no other significant concentrations of credit risk.

NOTE B – Summary of significant accounting policies, continued

Accounts receivable and allowance for doubtful accounts

The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2014, management determined that no allowance was necessary.

Investments

The Company's investments are accounted for at fair value. At December 31, 2014, the Company maintained a single investment in Public Square Partners I LLC, a non-affiliated, co-investment fund also managed by the Principals of WRP. The Company owns Membership Units of the fund and is committed to making capital contributions, as requested, aggregating up to $1 million.

Property and equipment

Property and equipment consisted of the following at December 31, 2014:

Automobile	$ 43,369
Furniture and fixtures	122,914
Office equipment	331,186
Leasehold improvements	75,500
	572,969
Less accumulated depreciation	(445,414)
	$ 127,555

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 3 or 5 years for computer equipment, and 10 years for leasehold improvements.

Software – net

During 2012 and 2013, the Company developed a custom CRM system and new website for WRVS. The development costs of both projects totaled $76,676 and are amortized on the straight-line method over a 3 year estimated useful life. The remaining $19,340 of amortization expense related to these assets will be recorded in 2015.

NOTE B – Summary of significant accounting policies, continued

Receivables – related parties and allowance for loan losses
Receivables – related parties (loans) are stated at unpaid principal balances less the allowance for loan losses and net deferred loan fees, if any, and unearned discounts. Interest is recognized over the term of the loan and is calculated using the simple-interest method.

Management considers a loan impaired when based on current information or factors (such as payment history, value of collateral, and assessment of the customer's current creditworthiness), it is probable that the principal and interest payments will not be collected according to the loan agreement.

Loans are placed on nonaccrual status when management determines, after considering economic and business conditions and collection efforts, that the loans are impaired or collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent that cash payments are received.

The carrying amount of loans receivable is reduced by an allowance for loan losses which is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical data, specific impaired loans, economic conditions and other risks inherent in the loan portfolio. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. At December 31, 2014, management determined that no allowance for loan losses was necessary.

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no liability for federal or state income taxes has been included in this statement of financial condition.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the statement of financial condition when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2011.

NOTE B – Summary of significant accounting policies, continued

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2014 and February 26, 2015, which is the date that the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE C – Membership interests

Effective January 1, 2009, the Principals of WRP Mgmt authorized the issuance and sale of 6.25 new Common units of WRP to WesRes Management LLC (WesRes) at the fair market value of $340,000. In lieu of cash, WesRes entered into a loan agreement with WRP for the payment of principal and interest. Effective January 1, 2013, the Principals authorized the issuance and sale of 3.86 additional Common Units of WRP to WesRes at the fair market value of $216,076. WesRes entered into a separate loan agreement with WRP under the same terms as the prior sale. Since then, WesRes has made five (5) repayments to WRP totaling $70,000. The total loan balance outstanding at December 31, 2014 was $486,076.

On the consolidated statement of financial condition, the loan balance outstanding is offset against Member's Equity in accordance with Accounting Standards Codification 505, *Equity.*

NOTE D – Investments

In September 2008, the Company purchased four (4) Membership Units in a private placement offering of Public Square Partners I LLC (PSPI). At the Initial Closing, it invested $150,000 which represented 15% of the Company's total capital commitment to the co-investment fund. A second capital call for $71,048 took place in September 2010 and a third capital call for $185,875 in December 2010. In May 2011, PSPI returned $71,048 of the December 2010 capital call because one of the investments was withdrawn after the call was made. The returned capital is eligible to be called again at a later date. In 2012, the Company invested another $365,720 over 6 separate capital calls (4th thru 9th). In 2013, the Company invested another $114,240 with 2 capital calls (10th & 11th). In October 2014, the Company invested $5,895 in a capital call (12th) used to cover operating expenses of the fund.

To date, the Company has invested approximately 82% of its total capital commitment. The fund's investment period ended on March 31, 2014, after which no new investments may be made. However, the Company may be required to make capital calls for follow-on investments and to pay operating expenses of the fund. The Company also received compensation from the fund's manager, PSP Managers I LLC, for administrative support services it rendered during 2014.

NOTE E – Fair value measurements

The Company follows the provisions of ASC 820, *Fair Value Measurements* (ASC 820). ASC 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the statement of financial condition to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

As of December 31, 2014, the fair value of the Company's investment in Public Square Partners I LLC was based on the fair value as reported by the fund as of December 31, 2013 (latest available value information).

The following table sets forth, by level within the fair value hierarchy, the Company's investment at fair value as of December 31, 2014.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014	$ 901,856	$ -	$ -	$ 901,856

NOTE E – Fair value measurements, continued

The following is a reconciliation of the beginning and ending balances for the Company's investment measured at fair value using significant unobservable inputs (Level 3) during the year ended December 31, 2014.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, December 31, 2013	$ 791,925
Change in unrealized appreciation	**125,496**
Capital call #12	**5,895**
Return of investments	**(21,460)**
Balance, December 31, 2014	**$ 901,856**
The amount of total gains or losses (realized and unrealized) for the year ended December 31, 2014 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	**$ 189,931**

The Company's Level 3 investment consists of a single investment in a company that has multiple direct venture capital investments. These direct venture capital investments are valued using the market or cost approach, whatever is deemed most appropriate by the fund manager. Unobservable inputs include EBITDA multiples, which range from 4.0 to 9.0, and revenue multiples with discounts for size and marketability, which range from 2.0 to 3.0 and 20% to 40%, respectively.

NOTE F – Capital commitments

During 2014, the Company committed to investing $500,000 in Kirtland Capital Partners V L.P. (directly and through the fund's General Partner) with capital calls requested whenever new investments are made. In addition to its cash investments in the fund, WRP will also provide advisory services to the fund as needed. The Company is a member of the General Partner and will be entitled to a share of the fund's carried interest. No capital calls have been requested by the fund as of December 31, 2014.

NOTE G – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company makes contributions to each employee's account for 3% of the employee's salary each pay cycle.

NOTE H – Lease commitments

The Company leases office space and equipment under non-cancelable operating leases that expire at various dates through March 2020.

Future minimum lease payments under lease agreements as of December 31, 2014 are as follows:

2015	$ 422,333
2016	414,889
2017	409,368
2018	409,368
2019	409,368
Thereafter	102,342
	$ 2,167,668

The office space lease agreements provide for escalating rent payments at various times during the lease terms. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference of $101,337 at December 31, 2014 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE I – Subordinated notes

On May 29, 2014, the Company entered into short-term subordinated note agreements with two of its principals to provide temporary net capital needed to comply with reporting requirements. These one-year notes in the amount of $50,000 each carry an annual interest rate of 12 percent which is payable at maturity. At December 31, 2014, the Company's accounts payable balance included $7,134 of accrued interest expense.

NOTE J – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2014 was $27,509. At December 31, 2014, the Company's net capital was $504,910 and exceeded the minimum net capital requirement by $477,401. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.82 to 1.

Supplemental Information

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total members' equity from statement of financial condition for WRP	$ 1,871,395
Non-allowable assets:	
Accounts receivable	206,453
Investments	902,606
Property and equipment, net	122,079
Software assets, net	19,124
Interest receivable – related parties	67,427
Other assets	111,744
Total non-allowable assets	1,429,433
Other (deductions) or allowable credits	(37,052)
Subordinated notes, approved as regulatory capital	100,000
Net capital	504,910
Net capital requirement (6 2/3% of aggregate indebtedness)	27,509
Excess net capital	$ 477,401
Total aggregate indebtedness	$ 412,640
Percentage of aggregate indebtedness to net capital	82%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 1, 2014 through December 31, 2014.

Change in Method of Computing Net Capital

At the direction of the Company's regulatory agency (FINRA), WRP changed its method of computation of net capital from line-by-line consolidation to single-line consolidation. This change in methodology resulted in a minor adjustment to reported net capital. The figures above now represent balances of the stand-alone broker-dealer with an allowable credit or (deduction) for its equity interest in the consolidated subsidiary (WRVS).

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplemental Reports

BDO

Tel: 330-668-9696
Fax: 330-668-2538
www.bdo.com

301 Springside Drive
Akron, OH 44333

Report of Independent Registered Public Accounting Firm

To the Members of
Western Reserve Partners LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Western Reserve Partners LLC SEC Rule 15c3-3 Exemptive Report, in which (1) Western Reserve Partners LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

February 26, 2015

WESTERN RESERVE PARTNERS LLC AND SUBSIDIARY

SEC RULE 15c3-3 EXEMPTIVE REPORT

DECEMBER 31, 2014

As noted earlier, the Company is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(i).

The Company has met the identified exemptive provision noted above throughout the most recent fiscal year of 2014 without exception.